                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 14)*

                            Wm. Wrigley Jr. Company
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  982526 10 5
                                (CUSIP Number)

                   Raymond H. Drymalski, Bell, Boyd & Lloyd
                         70 West Madison Street, #3300
                    Chicago, Illinois 60602, (312) 372-1121
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 19, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 8 Pages

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
CUSIP NO. 982526 10 5                                    PAGE 2 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Edna Jean Offield
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS

 4         Not applicable

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            821,120
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             9,222,648
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            821,120
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,222,648
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                         10,043,768
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  10.6%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                  IN
- ------------------------------------------------------------------------------

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 982526 10 5                                  PAGE 3 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:  James S. Offield
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not applicable
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               85,662
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               5,724,754
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               85,662
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            5,724,754
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            5,810,416
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                      6.2%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                      IN
- ------------------------------------------------------------------------------

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 982526 10 5                                  PAGE 4 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:  Paxson H. Offield
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not applicable
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               97,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               5,224,110
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               97,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            5,224,110
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                            5,321,110

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  5.7%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                  IN
- ------------------------------------------------------------------------------

PAGE 5 of 8 Pages


     This Amendment No. 14 relates to the joint statement on Schedule 13D, dated October 18, 1991, as previously amended and as amended hereby (the "Statement"), of Edna Jean Offield ("EJO"), James S. Offield ("JSO") and Paxson H. Offield ("PHO") relating to the Common Stock, no par value, of the Wm. Wrigley Jr. Company (the "Company"). Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the meanings given them in the Statement or any subsequent amendment thereto. Except as amended hereby, the information set forth in the Statement remains true, complete and correct.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not Applicable

Item 4.  Purpose of Transaction.

     The reporting persons effected the transfer of shares of Common Stock specified in Item 5(c) for tax planning purposes and to decrease their equity position in the Company. As previously reported under
Item 5(b) of the Original Statement, the nature of the reporting persons' respective beneficial ownership of shares of Common Stock varies. However, regardless of the nature of the reporting persons' beneficial ownership of shares, all shares of Common Stock reported by this Statement as being beneficially owned by them are held for investment purposes. In the normal course of managing their investment in the Company's Common Stock (whether the Common Stock is owned directly or indirectly as a result of any of the facts described under Item 5(b) of this Statement), the reporting persons may acquire or dispose of shares of Common Stock. Except as described in the preceding sentence, the reporting persons have no plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) set forth under Item 4 of Schedule 13D.

PAGE 6 of 8 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Shares of Class B Common Stock, no par value ("Class B Stock"), of the Company are convertible at any time into shares of Common Stock on a share for share basis, are entitled to ten votes per share and are subject to restrictions on transfer. Because of the conversion feature of the Class B Stock, rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, requires that the shares of Class B Stock beneficially owned by the reporting persons be treated as shares of Common Stock for purposes of this Statement. The following table sets forth, with respect to each of the reporting persons (i) the aggregate number of shares of Common Stock beneficially owned, and (ii) the approximate percentage of outstanding shares of Common Stock beneficially owned. Of the shares set forth under the middle column below, 3,253,362, 2,024,034 and 1,726,419 are shares of Class B Stock beneficially owned by EJO, JSO and PHO, respectively. The percentage calculations set forth below are based on 91,617,527 shares of Common Stock outstanding as of April 15, 1996, plus the respective number of shares of Class B Stock that are beneficially owned by each of the reporting persons.


                                 Shares of
     Reporting                   Common Stock                              Percentage
     Person                      Beneficially Owned                        Owned
     ---------                   ------------------                        ------------
     EJO                            10,043,768                                 10.6%

     JSO                             5,810,416                                  6.2%

     PHO                             5,321,110                                  5.7%


     (b) The following table sets forth, with respect to each of the reporting persons, the number of shares of Common Stock as to which the reporting person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, and
(iv) shared power to dispose or direct the disposition:


                      Sole         Shared            Sole           Shared
   Reporting         Voting        Voting         Dispositive    Dispositive
     Person          Power         Power             Power          Power
   ---------        ---------     ---------       -----------    -----------
      EJO           821,120       9,222,648         821,120       9,222,648

      JSO            85,662       5,724,754          85,662       5,724,754

      PHO            97,000       5,224,110          97,000       5,224,110


PAGE 7 of 8 Pages

     (c) The reporting persons have effected the following transactions in the Common Stock of the Company since Amendment No. 13 was filed:

                  Amount
                  Sold or                                   Type of
      Date        Transferred   Transferor     Price        Transaction
     -------      -----------   ----------     -----        -----------
     3/22/96       11,000            JSO       $61.00       Open market

     3/22/96       40,000         EJO, JSO     $61.00       Open market

     3/27/96        5,600         EJO, JSO     $60.58       Open market

     3/27/96        5,800         EJO, PHO     $60.58       Open market

     3/27/96        3,400            EJO       $60.58       Open market

     3/27/96          200         EJO, JSO     $60.58       Open market

     4/22/96        5,200            EJO       $55.50       Open market

     4/22/96          300         EJO, JSO     $55.50       Open market

     4/23/96        9,700            EJO       $55.64       Open market

     4/23/96          600         EJO, JSO     $55.64       Open market

     4/24/96       28,700            EJO       $52.45       Open market

     4/24/96        1,300         EJO, JSO     $52.45       Open market

     4/25/96       23,900            EJO       $51.62       Open market

     4/25/96       23,900            EJO       $52.46       Open market

     4/25/96        1,100         EJO, JSO     $51.62       Open market

     4/25/96        1,100         EJO, JSO     $52.46       Open market

     4/26/96        9,500            EJO       $52.46       Open market

     4/26/96          500         EJO, JSO     $52.46       Open market

     4/29/96       17,700            EJO       $52.07       Open market

     4/29/96          400         EJO, JSO     $52.07       Open market

     6/06/96       20,000         EJO, JSO     $53.52       Open market

     6/18/96       10,000         EJO, JSO     $51.66       Open market

     6/19/96       10,000            JSO       $50.20       Open market

- ----------------------
     Of the shares listed in this column, 81,066 and 10,299 are shares of Class B Stock beneficially owned by JSO and PHO, respectively.

     Of the shares listed in this column, 3,253,362, 1,942,968 and 1,716,120 are shares of Class B Stock beneficially owned by EJO, JSO and PHO, respectively.

     EJO beneficially owns these shares in her capacity as trustee under her living trust.

     EJO beneficially owns (i) 3,998,538 of these shares as a result of being a trustee of several family trusts, (ii) 4,703,996 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 520,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 520,114 shares. EJO disclaims beneficial ownership of all of the shares described in clauses (i) and
(iii) of the preceding sentence and 2,446,899 of the shares described in clause (ii) of that sentence.

     The indicated reporting person beneficially owns these shares in his capacity as trustee under a living trust.

     JSO beneficially owns (i) 500,644 of these shares as a result of being a trustee of several family trusts, (ii) 4,703,996 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 520,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 520,114 shares. JSO disclaims beneficial ownership of 429,980 of the shares described in clause (i) of the preceding sentence, 3,528,147 of the shares described in clause (ii) of that sentence and all of the shares described in clause (iii) of that sentence.

     PHO beneficially owns (i) 4,703,996 of these shares as a result of the provisions of certain family trusts described herein under Item 6, and (ii) 520,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 520,114 shares. PHO disclaims beneficial ownership of 3,432,947 of the shares described in clause (i) of the preceding sentence and all of the shares described in clause (ii) of that sentence.

PAGE 8 of 8 Pages

                                  Signatures

     After reasonable inquiry, the undersigned certify that the information set forth in this Statement, or amendment thereto, is true, complete and correct.

Dated: August 13, 1996                 /s/ Edna Jean Offield
                                       ------------------------
                                           Edna Jean Offield


                                        /s/ James S. Offield
                                       ------------------------
                                            James S. Offield


                                        /s/ Paxson H. Offield
                                       ------------------------
                                            Paxson H. Offield